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As filed with the Securities and Exchange Commission on January 13, 2009

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AGNICO-EAGLE MINES LIMITED
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1041 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7
(416) 947-1212
(Address and telephone number of Registrant's principal executive offices)

Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(212) 308-0132 (fax)
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:

Sean Boyd Agnico-Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212	Patricia Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place. Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.	☒	At some future date (check the appropriate box below)
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2.	☐
pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☐
pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☒

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

Debt Securities(2)

Common Shares (no par value)(3)

Warrants(4)

Total	US$500,000,000	US$500,000,000	US$19,650

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the "Securities Act"). The proposed maximum initial offering price per security will be determined, from time to time, by the Registrant. In no event will the aggregate initial offering price of all securities issued from time to time pursuant to this Registration Statement exceed US$500,000,000.

(2)
Subject to Footnote (1), there are being registered hereunder an indeterminate principal amount of Debt Securities as may be sold from time to time by the Registrant. If any such Debt Securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate initial offering price of up to $500,000,000. There is also being registered hereunder an indeterminate principal amount of Debt Securities as may be issuable upon the exercise of Warrants, registered hereby.

(3)
Subject to Footnote (1), there are being registered hereunder an indeterminate number of Common Shares as may be sold from time to time by the Registrant. There are also being registered hereunder an indeterminate number of Common Shares as may be issuable upon conversion of the Debt Securities or exercise of Warrants registered hereby. Pursuant to Rule 416 under the Securities Act, this Registration Statement will cover such indeterminate number of common shares of the registrant that may be issued in respect of stock splits, stock dividends and similar transactions.

(4)
Subject to Footnote (1), there are being registered hereunder an indeterminate number of Warrants as may be sold from time to time by the Registrant. There are also being registered hereunder an indeterminate number of Common Shares and indeterminate principal amount of Debt Securities as may be issuable upon the exercise of the Warrants registered hereby.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

4

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THIS OFFERING IS MADE BY A FOREIGN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY HEREIN.

THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE REGISTRANT IS INCORPORATED OR ORGANIZED UNDER THE LAWS OF THE PROVINCE OF ONTARIO, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF A FOREIGN COUNTRY, AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE REGISTRANT AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

This preliminary short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise. This preliminary short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this preliminary short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7 (telephone (416) 947-1212), and are also available electronically at www.sedar.com and www.sec.gov. The Company's head office and registered office is located at 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7.

SUBJECT TO COMPLETION
PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	January 13, 2009

AGNICO-EAGLE MINES LIMITED

Debt Securities
Common Shares
Warrants

US$500,000,000

Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") may from time to time offer and issue debt securities, common shares or warrants to purchase debt securities or common shares (collectively, the "Securities"), up to a total price of US$500,000,000 during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of debt securities, the designation of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will be secured by any of the Company's assets or guaranteed by any other person, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights will be attached to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms; and (iii) in the case of warrants, the designation, number and terms of debt securities or common shares purchasable on the exercise of the warrants, any procedures that will result in adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this prospectus. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged, if any, in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding common shares of the Company are listed on the New York Stock Exchange (the "NYSE") and on the Toronto Stock Exchange (the "TSX") under the symbol "AEM".

        Only the information contained or incorporated by reference in this prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at January 12, 2009. It should be assumed that the information appearing in this prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus, unless stated otherwise, "Agnico-Eagle", the "Company", "we", "us" and "our" refer to Agnico-Eagle Mines Limited and its consolidated subsidiaries.

        The Company publishes its consolidated financial statements in United States dollars ("US dollars"). Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus refer to US dollars and "C$" refers to Canadian dollars. For information purposes, the noon buying rate in Canadian dollars as reported by the Bank of Canada (the "Noon Buying Rate") on January 12, 2009 was US$1.00 = C$1.2077.

        Unless otherwise stated herein, all financial statement data used herein was prepared in accordance with United States generally accepted accounting principles ("US GAAP").

 NOTE TO INVESTORS CONCERNING ESTIMATES OF
MINERAL RESERVES AND MINERAL RESOURCES

        The mineral reserve and mineral resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's ("SEC") Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

        The metal grades reported in the mineral reserve and mineral resource estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures presented and incorporated by reference herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

        This prospectus and documents incorporated by reference herein use the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

        This prospectus and documents incorporated by reference herein use the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

        For definitions of the terms used in this section, see the Company's Annual Report on Form 20-F for the year ended December 31, 2007 (filed with Canadian securities regulators and the SEC on March 28, 2008) (the "Form 20-F").

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This prospectus and the documents incorporated by reference herein present "total cash costs per ounce" and "minesite cost per tonne" that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. A reconciliation of these measures to the most comparable financial measures calculated and presented in accordance with US GAAP is set out below. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2008	2007	2008	2007	2007	2006	2005
	(thousands of dollars, except where noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$50,525	$44,936	$140,217	$123,924	$166,104	$143,753	$127,365
Adjustments:
Byproduct revenues, net of smelting, refining and marketing charges	(34,867)	(63,175)	(137,672)	(204,653)	(260,668)	(304,817)	(123,450)
Inventory adjustment(1)	767	1,396	1,124	8,078	11,528	(7,607)	6,991
Accretion expense(2)	(326)	(293)	(938)	(837)	(1,264)	(936)	(429)

Cash operating costs	$16,099	$(17,136)	$2,731	$(73,488)	$(84,300)	(169,607)	$10,477

Gold production (ounces)	66,969	55,830	177,313	170,810	230,992	245,826	241,807

Total cash costs (per ounce)	$240	$(307)	$15	$(430)	$(365)	$(690)	$43

Production costs per Consolidated Statements of Income	$50,525	$44,936	$140,217	$123,924	$166,104	$143,753	$127,365
Attributable to LaRonde	42,393	44,936	132,085	123,924	$166,104	143,753	127,365
Attributable to Goldex	8,132	—	8,132	—	—	—	—

Total	$50,525	$44,936	$140,217	$123,924	$166,104	$143,753	$127,365

LaRonde: Minesite Costs per Tonne
Production costs	$42,393	$44,936	$132,085	$123,924	$166,104	$143,753	$127,365
Adjustments:
Inventory adjustments(3)	2,364	(2,576)	1,462	2,319	916	2,494	(4,752)
Accretion expense(2)	(293)	(293)	(906)	(837)	(1,264)	(936)	(429)

Minesite operating costs ($)	$44,464	$42,067	$132,641	$125,406	$165,756	$145,311	$122,184

Minesite operating costs (C$)	$46,592	$44,138	$135,374	$134,857	$177,735	$164,459	$147,834

Tonnes of ore milled (000s tonnes)	654	667	1,992	2,018	2,673	2,673	2,672

Minesite costs per tonne (C$)	$71	$66	$68	$67	$66	$62	$55

Goldex: Minesite Costs per Tonne
Production costs	$8,132	$—	$8,132	$—	$—	$—	$—
Adjustments:
Inventory adjustments	1,434	—	1,434	—	—	—	—
Non-cash reclamation provision	(33)	—	(33)	—	—	—	—

Minesite operating costs ($)	$9,533	$—	$9,533	$—	$—	$—	$—

Minesite operating costs (C$)	$9,761	$—	$9,761	$—	$—	$—	$—

Tonnes of ore milled (000s tonnes)	286	—	286	—	—	—	—

Minesite costs per tonne (C$)	$34	$—	$34	$—	—	—	—

Notes:

(1)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(2)
Accretion expense is the change in asset retirement obligation due to the passage of time.

(3)
This inventory adjustment reflects production costs associated with unsold concentrates.

        This prospectus and the documents incorporated by reference herein also contain information as to estimated future total cash costs per ounce and minesite cost per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold at those projects and, consistent with the above reconciliation, does not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

 PROSPECTUS SUMMARY

        The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus and in the documents incorporated by reference herein. Capitalized terms used but not defined in this summary have the respective meanings ascribed thereto elsewhere in this prospectus. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at January 12, 2009.

 The Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec and northern Finland, mine construction projects in northwestern Quebec, Nunavut and northern Mexico and exploration activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over 5.0 million ounces of gold. In 2007, the Company produced 230,992 ounces of gold at a total cash cost of minus $365 per ounce net of revenues received from the sale of silver, zinc and copper byproducts. In 2008, the Company produced approximately 300,000 ounces of gold. The Company's total cash costs for the three and nine-month periods ended September 30, 2008 were $240 per ounce and $15 per ounce, respectively, a result of lower prices realized on the sale of byproduct metals and higher total cash costs per ounce at the Goldex Mine where commercial production commenced in August 2008. The Company expects to produce approximately 590,000 ounces of gold in 2009 at a total cash cost of approximately $325 per ounce (based on assumed byproduct metals prices of $10.00 per ounce for silver, $1,200 per tonne for zinc and $3,700 per tonne for copper, which are significantly lower than prices realized by the Company in 2008). The Company believes it is currently among the lowest total cash cost producers in the North American gold mining industry. The Company has traditionally sold all of its production at the spot price of gold in accordance with its general policy not to sell forward its future gold production.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties in the Abitibi region of Quebec in which the LaRonde Mine, the Goldex Mine and the Lapa mine project are situated, and at the Kittila Mine in northern Finland, with a view to increasing annual gold production and gold mineral reserves. The Company will also continue exploration and development at its Pinos Altos mine project in northern Mexico and Meadowbank mine project in Nunavut. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

        The LaRonde Mine currently accounts for 86% of the Company's gold production. The Goldex Mine, which commenced production in August 2008, and the Kittila Mine, which commenced initial production in November 2008, account for the balance. The Company expects that initial production will occur at the Lapa mine project in mid-2009, at the Pinos Altos mine project in the third quarter of 2009, at the Meadowbank mine project in the first quarter of 2010 and at the LaRonde Mine extension in 2011.

Recent Developments

  Investment in Gold Eagle Mines Ltd.

        On June 26, 2008, the Company purchased common shares and warrants of Gold Eagle Mines Ltd. ("Gold Eagle") representing 5.18% of Gold Eagle's issued and outstanding common shares, or 7.16% of Gold Eagle's common shares on a fully diluted basis for total consideration of approximately C$50 million. On July 31, 2008 Gold Eagle and Goldcorp Inc. ("Goldcorp") jointly announced that they had entered into an agreement whereby Goldcorp would acquire all outstanding shares of Gold Eagle by a plan of arrangement. The acquisition was completed on September 25, 2008. Pursuant to the plan of arrangement, in exchange for its shares of Gold Eagle, the Company received approximately C$40 million and over 760,000 shares of Goldcorp, representing approximately 0.1% of Goldcorp's issued and outstanding common shares. Goldcorp is a TSX-listed senior gold producer with properties in Canada, the United States, Mexico, Guatemala, Honduras and Argentina.

  Investment in Comaplex Minerals Corp.

        On July 13, 2008, the Company purchased 7,628,571 common shares, or approximately 14.5%, of Comaplex Minerals Corp. ("Comaplex") from Troy Resources NL at a price of C$6.15 per share for a total consideration of C$46.9 million in cash, by way of a private transaction. After giving effect to the transaction, the Company's interest in Comaplex was approximately 15.6% of the outstanding shares of Comaplex. Comaplex is a TSX-listed exploration stage company with properties in Canada, Mexico and Central America, including the Meliadine property in Nunavut, located approximately 350 kilometres from the Company's Meadowbank mine project.

  Investment in Stornoway Diamond Corporation

        On July 31, 2008, the Company purchased from treasury 12,222,222 common shares of Stornoway Diamond Corporation ("Stornoway") at a price of C$0.90 per common share. Stornoway used the proceeds of the private placement to redeem the C$10 million principal amount of convertible debentures held by the Company and to pay to the Company a C$1 million amendment fee in connection with the amendment of the debentures to permit early redemption. The Company received an additional 527,947 common shares of Stornoway in satisfaction of accrued but unpaid interest on the debentures prior to their redemption. As a result of the transactions, the Company increased its holdings in Stornoway from 27,520,809 common shares (approximately 13.6% of the issued and outstanding common shares) to 40,270,978 common shares (approximately 15.8% of the issued and outstanding common shares). Stornoway is a TSX-listed diamond exploration company with an extensive property portfolio in northern Canada and in Botswana.

  New Credit Facility

        On September 4, 2008 the Company entered into a second unsecured, non-amortizing $300 million revolving credit facility, maturing September 2010, on substantially the same terms as its pre-existing $300 million revolving credit facility. Including the Company's pre-existing credit facility maturing January 2013, the Company now has an aggregate of $600 million of credit facilities, of which approximately $342 million was available as at January 12, 2009. The Company may use advances under the credit facilities for general corporate purposes.

  Private Placements of Flow-Through Common Shares

        During October 2008 the Company completed private placements of an aggregate of 779,250 flow-through common shares for total proceeds of approximately C$54.5 million. Proceeds from the private placements are being used by the Company for the purpose of incurring Canadian exploration expenditures in connection with its 2008 and 2009 exploration activities.

  Private Placement of Units

        On December 3, 2008, the Company completed an underwritten private placement of 9,200,000 units to CPP Investment Board PMI-2 Inc. ("CPP"), as lead purchaser, and other institutional and accredited investors, for total proceeds of $289.8 million. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time over the five-year term of the warrant. In addition, in consideration for CPP's purchase commitment, the Company granted CPP 4,000,000 common share purchase warrants with the same terms. Proceeds from the private placement are being used by the Company for mine development and related capital expenditures.

  2009 Forecast

        On December 11, 2008, the Company announced that it expects to produce approximately 590,000 ounces of gold in 2009 at a total cash cost of approximately $325 per ounce (based on assumed byproduct metals prices of $10.00 per ounce for silver, $1,200 per tonne for zinc and $3,700 per tonne for copper, which are significantly lower than the prices realized by the Company in 2008). Estimated capital expenditures for 2009 are $40 million at the LaRonde Mine extension, $17 million at the Lapa mine project, $125 million at the Pinos Altos mine project and $155 million at the Meadowbank mine project. No capital expenditures related to construction are planned in 2009 at the Goldex Mine and Kittila Mine. Projected minesite costs for 2009 are C$72 per tonne at the LaRonde Mine, C$25 per tonne at the Goldex Mine, €39 per tonne at the Kittila Mine, C$134 per tonne at the Lapa mine project and $34 per tonne at the Pinos Altos project.

  2009 Dividend

        On December 11, 2008, the Company declared a cash dividend of $0.18 per common share payable on March 27, 2009.

  Placement of Common Shares

        On December 19, 2008 the Company issued 900,000 common shares to entities related to Fidelity Management & Research Company for a price of $38.00 per share for net proceeds of approximately $34 million. The sale was made under a prospectus supplement to the Company's base shelf prospectus dated December 14, 2006. Proceeds from the issuance were used to fund the purchase of surface rights and advance royalty payments in connection with the development of the Pinos Altos property in Chihuahua State, Mexico.

 FORWARD-LOOKING STATEMENTS

        The information contained in this prospectus has, unless otherwise specified, been prepared as of January 12, 2009, and unless otherwise specified, the information contained in the documents incorporated by reference herein has been prepared as of the respective dates of such documents. Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. When used in such documents, the words "anticipate", "believe", "could", "expect", "estimate", "forecast", "intend", "may", "outlook", "planned", "should", "will", "would" and similar expressions are intended to identify such forward-looking statements.

        Forward-looking statements in this prospectus and the documents incorporated by reference herein include, but are not limited to: the Company's estimates of 2008 results and outlook for 2009 and future periods; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated trends for prices of gold and byproducts mined by the Company; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production; estimates of mineral reserves, mineral resources, ore grades and statements regarding anticipated future exploration results; the anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects; estimates of mine life; estimates of future costs and other liabilities for environmental remediation; and other anticipated trends with respect to the Company's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of the Company upon which the statements in this prospectus and documents incorporated by reference in this prospectus containing forward-looking statements, which may prove to be incorrect, are based on include, but are not limited to, the assumptions set out in this prospectus as well as: that there are no significant disruptions affecting the Company's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of the Company's projects proceeds on a basis consistent with current expectations, and that the Company does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro, Mexican peso and the United States dollar will be consistent with the Company's current expectations or as set out in this prospectus; prices for gold, silver, zinc and copper will be consistent with the Company's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with the Company's current expectations; that production meets expectations; that the Company's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of the Company's ongoing development projects; and that there are no material variations in the current tax and regulatory environment that affect the Company.

        The forward-looking statements in this prospectus reflect the Company's views as at the date of this prospectus and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. For a more detailed discussion of such risks and material factors or assumptions underlying these forward-looking statements, see "Risk Factors" in this prospectus, the Form 20-F, as well as the Company's other filings with the Canadian Securities Administrators and the SEC. Given these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This prospectus contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. This information was developed to assist the Company's management with its assessment as to what resources to allocate to the construction and/or expansion of its mine and mine development projects. Investors are cautioned that this information may not be suitable for other purposes.

 RISK FACTORS

        An investment in the Securities involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus and the documents incorporated by reference herein and, in particular, should evaluate the following risk factors. However, the risks described below are not the only ones facing the Company. Additional risks not currently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

The Company is largely dependent upon its mining and milling operations at the LaRonde Mine and any adverse condition affecting those operations may have a material adverse effect on the Company.

        The Company's operations at the LaRonde Mine accounted for approximately 86% of the Company's gold production for 2008 and will continue to account for a significant portion of its gold production in the future until the Goldex Mine and the Kittila Mine are brought into full production. Any adverse condition affecting mining or milling conditions at the LaRonde Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. The Company also anticipates using revenue generated by its operations at the LaRonde Mine to finance a substantial portion of the capital expenditures required at its mine development projects. In addition, one of the Company's major development programs is the extension of the LaRonde Mine below Level 245, referred to as the LaRonde Mine extension. This program involves the construction of infrastructure at depth and extraction of ore from new zones and may present new or different challenges for the Company. Gold production at the LaRonde Mine above Level 245 has started to decline. The Goldex Mine and the Kittila Mine both commenced operations during 2008; however, they are not expected to reach their full production rates until later in 2009. In addition, production from the Goldex Mine and the Kittila Mine in 2009 may be lower than anticipated if there are delays in achieving full production rate, and it is possible that the anticipated full production rate cannot be achieved. Unless the Company can successfully bring into production the Lapa, Pinos Altos or Meadowbank mine projects, the LaRonde Mine extension or otherwise acquire gold producing assets, the Company will be dependent on the LaRonde, Goldex and Kittila mines for production. Further, there can be no assurance that the Company's current exploration and development programs at the LaRonde Mine will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves at what is currently the Company's most significant active mining operation.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

        The construction of mining facilities and commencement of mining operations at the LaRonde Mine extension and the Lapa, Pinos Altos and Meadowbank mine projects, and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, Nunavut, Finland, Mexico and Nevada, will require substantial capital expenditures. The Company estimates that capital expenditures to complete all of its projects, as currently contemplated, will be $600 million, including expenditures of $432 million in 2009 and $146 million in 2010. The Company's cash, cash equivalents, short-term investments and restricted cash as at September 30, 2008, on an as adjusted basis, after giving effect to the issuances by the Company of flow through common shares and common shares and warrants in the fourth quarter of 2008 (see "Prospectus Summary — Recent Developments"), would have been approximately $471 million. As at that date, the Company also had approximately $234 million available to be borrowed under its credit facilities. Based on current funding available to the Company and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures for all its current properties. However, if cash from operations is lower than expected or capital costs at these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Company will be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities or construct additional new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties.

        Historically, the Company has financed its expenditures through a combination of offerings of equity and debt securities, cash flow generated from operations at the LaRonde Mine and bank borrowings, and the Company expects to use such sources of funds to finance its anticipated expenditures. However, additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, any additional financing may involve substantial dilution to existing shareholders.

        Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company's access to capital or increase the cost of capital. In 2007 and 2008, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.

        These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for the Company's operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Company's decisions to proceed with its current mine development projects were based on a market price of gold between $400 and $450 per ounce. If the market price of gold falls below this level, the mine development projects may be rendered uneconomic and the development of the mine projects may be suspended or delayed. The prices received for the Company's byproducts (zinc, silver and copper) produced at its LaRonde Mine affect the Company's ability to meet its targets for total cash cost per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

        The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

	2009 (to January 12)	2008	2007	2006	2005	2004
High price ($ per ounce)	875	1,011	841	725	538	454
Low price ($ per ounce)	827	712	608	525	411	375
Average price ($ per ounce)	851	872	695	604	444	409

        On January 12, 2009, the London P.M. Fix was $827 per ounce of gold.

        The assumptions that underlie the estimate of future operating results and the strategies used to mitigate the effects of risks of metals prices are set out herein and in "Item 5. Operating and Financial Review and Prospects — Outlook — Gold Production Growth" of the Form 20-F.

        Based on 2009 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from estimated 2008 market average prices are as follows:

Income per share
Gold	$0.21
Zinc	$0.03
Silver	$0.02
Copper	$0.01

        Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production.

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, autoclave or a semi-autogenous grinding, or SAG, mill. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or there is increased dilution. In four of the last six years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to a rock fall, production drilling challenges and lower than planned mill recoveries in 2003, higher than expected dilution in 2004 and increased stress levels in a sill pillar requiring the temporary closure of production sublevels in 2005. In 2008, gold production was approximately 300,000 ounces, down from the Company's initial estimate of 358,000 ounces. This reduction is a result of delays in the commencement of production at the Goldex Mine and the Kittila Mine, due to delays in commissioning the Goldex production hoist and the Kittila autoclave, respectively. Occurrences of this nature in future years may result in the Company's failure to achieve current or future production estimates.

The Company may experience operational difficulties at its projects in Finland and Mexico.

        The Company's operations have been expanded to include a mine in Finland and a mine construction project in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operational base in Canada. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

        Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        In addition, the Company has no significant operating experience outside Canada. Finland and Mexico operate under significantly different laws and regulations and there exist cultural and language differences between these countries and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in multiple locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of the Company's operations in Canada. There can be no assurance that difficulties associated with the Company's expanded foreign operations can be successfully managed.

The Company's mine construction projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

        The Company's production forecasts assume that production will commence at the Lapa mine project, Pinos Altos mine project, Meadowbank mine project and LaRonde Mine extension in mid-2009, the third quarter of 2009, the first quarter of 2010 and 2011, respectively, and that the Goldex Mine and Kittila Mine will reach their full production rates by the second quarter of 2009. The Company's ability to bring its mine projects into production on this schedule is subject to a number of risks and uncertainties. Delays in commissioning the Goldex production hoist and the Kittila autoclave resulted in expected 2008 gold production being reduced by approximately 50,000 ounces in aggregate.

        The LaRonde Mine extension will be one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres. The operations of the LaRonde Mine extension will rely on new infrastructure for the hauling of ore and materials to the surface, including a winze (or internal shaft) and series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as managing geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

        The development of the LaRonde Mine extension and the Lapa and Pinos Altos mine projects require the construction of significant new underground mining operations. The construction of these underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits, and engineering and mine design adjustments. These risks may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at the LaRonde Mine extension will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

        The figures for mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed metals prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves on all of its properties, other than the Meadowbank mine project, based on, among other things, a $583 per ounce gold price (mineral reserves at the Meadowbank mine project are based on, among other things, a $699 per ounce gold price). Although monthly average gold prices have been above $583 per ounce since April 2006 and above $699 per ounce since September 2007, monthly average gold prices remained below $583 per ounce for more than 25 years prior to 2006. Prolonged declines in the market price of gold (or other applicable metals prices) may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or other applicable metals prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

The Company may experience difficulties in developing or operating its Meadowbank mine project as a result of the project's remote location.

        The Company's Meadowbank mine project is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company has now completed a 110 kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay, to the Meadowbank mine project, the Company's operations at the project will be constrained by the remoteness of the project, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Some of the materials that the Company requires for the construction and operation of the Meadowbank mine project were in high demand during the recent increased level of activity in the global mining industry and some of these items currently have extended order times. If the Company cannot identify and procure suitable equipment within a timeframe that permits transporting the equipment to the project, this may result in delays to the construction schedule of the Meadowbank mine project and may also delay the start-up of mining operations and/or increase estimated costs.

        The remoteness of the Meadowbank mine project also necessitates its operation as a fly-in/fly-out camp operation which may have an impact on the Company's ability to attract and retain qualified mining personnel. If the Company is unable to attract and retain sufficient personnel or sub-contractors on a timely basis, the Company's future development plans and operations at the Meadowbank mine project may be adversely affected.

The Company's total cash costs per ounce of gold production depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable.

        The Company's total cash costs per ounce of gold are dependent on a number of factors, including, the exchange rate between the U.S. dollar and the Canadian dollar or European Union Euro, smelting and refining charges and production royalties, which are affected by all these factors and the price of gold. At the LaRonde Mine, however, the Company's total cash costs per ounce of production are primarily affected by the prices and production levels of byproduct zinc, silver and copper, the revenue from which is offset against the cost of gold production. Total cash costs per ounce from the Company's operations at the Pinos Altos mine project will be affected by the exchange rates between the Mexican peso and the US dollar and the price and production levels of byproduct silver, the revenue from which will be offset against the cost of gold production. All of these factors are beyond the Company's control. If the Company's total cash costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

        Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance and useful in allowing year over year comparisons. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. See "Note to Investors Concerning Certain Measures of Performance" for reconciliation of total cash costs per ounce and minesite costs per tonne to their closest US GAAP measure.

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

        The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves, primarily through exploration and development and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations.

        The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its unsecured revolving bank credit facilities to incur additional unsecured indebtedness provided that it complies with certain covenants, including, that no default under the credit facilities has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness, the terms of such indebtedness are no more onerous to the Company than those under the credit facilities and such indebtedness does not require principal payments until at least 12 months following the then existing maturity date of the credit facilities. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

If the Company fails to comply with restrictive covenants in its bank credit agreement, the Company's loan availability could be limited and the Company may be in default under other debt agreements, which could harm the Company's business.

        The Company's recently amended unsecured $300 million revolving bank credit facility and new unsecured $300 million revolving bank credit facility each limit, among other things, the Company's ability to incur additional indebtedness, permit the creation of certain liens, make investments in a business, or carry on business unrelated to mining, dispose of the Company's material assets or, in certain circumstances, pay dividends. Further, each of the bank credit facilities requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under one or both of the bank credit facilities. At January 12, 2009 there was approximately $258 million drawn under the credit facilities, including $58 million in letters of credit, and the Company anticipates that it will continue to draw on the bank credit facilities to fund part of the capital expenditures required in connection with its current development projects. If an event of default under one of the bank credit facilities occurs, the Company would be unable to draw down further on that facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and it could cause an event of default under the other credit facility. An event of default under either of the bank credit facilities may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The mining industry is highly competitive and the Company may not be successful in competing for new mining properties.

        Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, leasing or other acquisitions in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations, which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Fluctuations in foreign currency exchange rates in relation to the US dollar may adversely affect the Company's results of operations.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2003 to January 1, 2009, the Noon Buying Rate fluctuated from a high of C$1.5750 per $1.00 to a low of C$0.9168 per $1.00. Historical fluctuations in the US dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2009 after-tax operating results, a 10% change in the US dollar/Canadian dollar exchange rate from the 2008 market average exchange rate would affect net income by approximately $0.12 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. In addition, a significant portion of the Company's expenditures at the Kittila Mine and the Pinos Altos mine project are denominated in European Union Euros and Mexican Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

The use of derivative instruments for the Company's byproduct metal production may prevent gains from being realized from subsequent byproduct metal price increases.

        While the Company's general policy is not to sell forward its future gold production, the Company has used, and may in the future use, various byproduct metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short and long-term benefits of engaging in such derivative strategies based upon current market conditions. No assurance can be given, however, that the use of byproduct metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough byproduct metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of byproduct revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected. None of the current contracts establishing the byproduct metal derivatives positions qualified for hedge accounting treatment under US GAAP.

The trading price for Agnico-Eagle securities is volatile.

        The trading price of the Company's common shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of securities convertible into or exchangeable for the Company's common shares may also fluctuate significantly, which may result in losses to investors. The trading price of the Company's common shares and securities convertible into or exchangeable for common shares may increase or decrease in response to a number of events and factors, including:

  •
  changes in the market price of gold or other commodities the Company sells;

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  current events affecting the economic situation in Canada, the United States and elsewhere;

  •
  trends in the mining industry and the markets in which the Company operates;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  acquisitions and financings;

  •
  quarterly variations in operating results;

  •
  the operating and share price performance of other companies that investors may deem comparable; and

  •
  purchases or sales of blocks of the Company's common shares or securities convertible into or exchangeable for the Company's common shares.

        Wide price swings are currently common in the stock market. This volatility may adversely affect the prices of the Company's common shares and the securities convertible into or exchangeable for the Company's common shares regardless of the Company's operating performance.

The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

        Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. SOX also requires an annual attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting.

        If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

        No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

Potential unenforceability of civil liabilities and judgments.

        The Company is incorporated under the laws of the Province of Ontario, Canada. The majority of the Company's directors and officers and certain of the experts named in this prospectus are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce U.S. judgments against the Company or these persons. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

 THE COMPANY

Overview of the Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec and northern Finland, mine construction projects in northwestern Quebec, Nunavut and northern Mexico and exploration activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over 5.0 million ounces of gold. In 2007, the Company produced 230,992 ounces of gold at a total cash cost of minus $365 per ounce net of revenues received from the sale of silver, zinc and copper byproducts. In 2008, the Company produced approximately 300,000 ounces of gold. The Company's total cash costs for the three and nine-month periods ended September 30, 2008 were $240 per ounce and $15 per ounce, respectively, a result of lower prices realized on the sale of byproduct metals and higher total cash costs per ounce at the Goldex Mine where commercial production commenced in August 2008. The Company expects to produce approximately 590,000 ounces of gold in 2009 at a total cash cost of approximately $325 per ounce (based on assumed byproduct metals prices of $10.00 per ounce for silver, $1,200 per tonne for zinc and $3,700 per tonne for copper, which are significantly lower than prices realized by the Company in 2008). The Company believes it is currently among the lowest total cash cost producers in the North American gold mining industry. The Company has traditionally sold all of its production at the spot price of gold in accordance with its general policy not to sell forward its future gold production.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties in the Abitibi region of Quebec in which the LaRonde Mine, the Goldex Mine and the Lapa mine project are situated, and at the Kittila Mine in northern Finland, with a view to increasing annual gold production and gold mineral reserves. The Company will also continue exploration and development at its Pinos Altos mine project in northern Mexico and Meadowbank mine project in Nunavut. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

        The LaRonde Mine currently accounts for approximately 86% of the Company's gold production. The Goldex Mine, which commenced production in August 2008, and the Kittila Mine, which commenced initial production in November 2008, account for the balance. The Company expects that initial production will occur at the Lapa mine project in mid-2009, at the Pinos Altos mine project in the third quarter of 2009, at the Meadowbank mine project in the first quarter of 2010 and at the LaRonde Mine extension in 2011.

        The Company operates through four regional units: the Quebec Region, the European Region, the Mexican Region and the Nunavut Region. The Quebec Region includes the LaRonde Mine, the LaRonde mine extension project, the Goldex Mine and Lapa mine project, each of which is directly held by the Company. The Company's operations in the European Region are conducted through its indirect subsidiary, Riddarhyttan Resources AB ("Riddarhyttan"), which indirectly owns the Kittila Mine in Finland. The Company's operations in the Mexican Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos mine project. The Nunavut Region is comprised of the Meadowbank mine project and is held directly by the Company. In addition, the Company has an international exploration office in Reno, Nevada.

        The Company has a strategic investment of approximately 15.6% of the outstanding common shares of Comaplex Minerals Corp., a TSX-listed exploration stage company with properties in Canada, Mexico and Central America.

        The Company's executive and registered office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: http://www.agnico-eagle.com. The information contained on the website is not part of this prospectus.

Proven and Probable Reserves

        Set out below are the Company's published proven and probable mineral reserves as estimated under NI 43-101. Mineral reserves and mineral resources at the Meadowbank mine project are estimated as at September 30, 2008. Mineral reserves and mineral resources at the Kittila Mine are estimated as at July 31,

2008. Mineral reserves and mineral resources at the Company's other properties are estimated as at December 31, 2007. For information regarding the estimation of the Company's mineral reserves and mineral resources, see "Item 4. Information on the Company — Property, Plant and Equipment — Mineral Reserve and Mineral Resource" in the Form 20-F and "Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources" in this prospectus.

Property	Tonnes (000s)	Grade (g/t)	Contained Gold (000s oz)
Goldex	250	2.23	18
Lapa	2.8	10.65	1
LaRonde	4,672	2.77	416

Total Proven Reserves	4,924		435

Goldex	22,849	2.20	1,616
Kittila	18,205	5.12	2,996
Lapa	3,756	8.86	1,070
LaRonde	30,225	4.67	4,542
Meadowbank	28,630	3.72	3,426
Pinos Altos	24,657	3.21	2,547

Total Probable Reserves	128,321		16,197

Total Proven and Probable Reserves	133,245		16,632

Notes:

(1)
Numbers in the table above are rounded. Complete information on the verification procedures, quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in the table above and in or incorporated by reference into this prospectus in respect of the Company's properties may be found in the following documents, respectively: the LaRonde Mine (including the LaRonde Mine extension) — the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed on SEDAR March 23, 2005; the Goldex Mine — the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed on SEDAR October 27, 2005; the Kittila Mine — Technical Report on the July 31, 2008 Mineral Resource and Mineral Reserve Estimate of the Kittila Mine Project, Finland filed on SEDAR December 11, 2008; the Lapa mine project — the Technical Report on the Lapa Gold Project filed on SEDAR June 8, 2006; the Pinos Altos mine project — Pinos Altos Gold-Silver Project, Chihuahua State, Mexico, 2007 Technical Report on the Mineral Resources and Reserves filed on SEDAR September 24, 2007; and the Meadowbank mine project — Technical Report on the Mineral Resources and Reserves, Meadowbank Gold Project, Nunavut, Canada, 2008, filed on SEDAR December 15, 2008. The scientific and technical information in this prospectus has been prepared under the supervision of Marc Legault, P.Eng., the Company's Vice President, Project Development, a "Qualified Person" under NI 43-101.

(2)
Mineral reserves and mineral resources at the Company's properties other than the Meadowbank mine project, were based on, among other things, a gold price of $583 per ounce. Mineral reserves and mineral resources at the Meadowbank mine project were based on, among other things, a gold price of $699 per ounce.

Key Operating Strengths

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        Operations in Mining-Friendly Regions.    The Company and its predecessors have over three decades of continuous gold production experience and expertise in metals mining. The Company's operations and exploration and development projects are located in areas that are supportive of the mining industry. Two of the Company's producing mines and two of its construction projects are located in northwestern Quebec, one of North America's principal gold-producing regions. The Company's Kittila Mine in northern Finland, Meadowbank mine project in Nunavut and Pinos Altos mine project in northern Mexico are located in regions which the Company believes are also supportive of the mining industry.

        Low-Cost, Efficient Producer.    The Company believes that its cash costs place it among the lowest quartile of producers in the North American gold mining industry, with total cash costs per ounce of gold produced at minus $365 for 2007 and $240 per ounce and $15 per ounce, respectively, for the three and nine-month periods ended September 30, 2008. These relatively low cash costs are attributable not only to the byproduct revenues from the LaRonde Mine but also to economies of scale afforded by the Company's large single shaft mine at the LaRonde Mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status.

        Strong Operating Base.    The Company's existing operations at the LaRonde Mine provide a strong economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its projects in Nunavut, Finland and Mexico. The experience gained through building and operating the LaRonde Mine has assisted with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde Mine is expected to support the nearby Goldex Mine and Lapa mine project, and the construction of infrastructure to access the deposits at the LaRonde Mine extension.

        Highly Experienced Management Team.    The Company's senior management team has an average of approximately 20 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Mine is expected to benefit the Company's current expansion program in Quebec, Nunavut, Finland and Mexico.

Growth Strategy

        Optimize and Further Expand Operations.    The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, Nunavut, Finland and Mexico with a view to increasing annual gold production and gold mineral reserves.

        Leverage Mining Experience.    The Company believes it can benefit not only from the existing infrastructure at its mines but also from the geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its mining expertise to exploit fully the potential of its properties. The Company's goal is to apply the proven operating principles of the LaRonde Mine to each of its existing and future properties.

        Expand Gold Reserves.    The Company is conducting drilling programs at all of its properties with a goal of further increasing its gold reserves. In 2007, on a contained gold ounces basis, the Company increased its gold reserves to 16.7 million ounces, an increase of 34% over 2006 levels, including the replacement of 230,992 ounces of gold mined.

        Growth Through Primary Exploration and Acquisitions.    The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in early-stage exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company believes that it has been able to acquire control of exploration properties at favourable prices. The Company's property acquisition strategy has evolved to include joint ventures and partnerships and the acquisition of development and producing properties.

Mines and Projects

  The LaRonde Mine (including the LaRonde Mine extension)

        The Company's operations at LaRonde include the LaRonde Mine, the milling complex and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. In 2008, the LaRonde Mine accounted for approximately 86% of the Company's gold production from its 2,250 metre-deep Penna Shaft. Since the commissioning of the mill in 1988, the LaRonde Mine has produced over 4.0 million ounces of gold. Production was expanded at the LaRonde Mine to 6,350 tonnes of ore treated per day in October 2002 and the milling complex has been operating well above this level for over six years. As at December 31, 2007, the LaRonde Mine (including the LaRonde Mine extension) had established proven and probable mineral reserves of approximately 5.0 million ounces of contained gold (proven reserves of 4.7 million tonnes grading 2.8 grams of gold per tonne and probable reserves of 30.2 million tonnes grading 4.7 grams of gold per tonne). In 2009, the LaRonde Mine is expected to produce 203,000 ounces of gold.

        In May 2006, the Company initiated construction of additional infrastructure to access the ore at the LaRonde Mine extension. As at December 31, 2007, the LaRonde Mine extension had probable mineral reserves of approximately 3.8 million ounces of gold contained in 20.4 million tonnes of ore grading approximately 5.9 grams of gold per tonne, and indicated mineral resources of 1.8 million tonnes grading 3.1 grams of gold per tonne. In addition, the LaRonde Mine extension has inferred mineral resources of 4.4 million tonnes grading 6.4 grams of gold per tonne.

        Construction at the LaRonde Mine extension is currently underway with production expected to commence in 2011. The Company is sinking a new 835 metre shaft starting from Level 215, to a total depth of approximately 3,110 metres, to access the LaRonde Mine extension deposit. As at September 30, 2008, the shaft had reached a depth of approximately 330 metres. An internal winze system will be used to hoist ore from depth to facilities on Level 215 (approximately 2,150 metres below surface), where it will be transferred to the Penna Shaft hoist. Capital costs of construction at the LaRonde Mine extension are estimated to be $293 million, of which the Company incurred approximately $34 million in 2008 and expects to incur approximately $40 million in 2009.

  The Goldex Mine

        The Company's operations at Goldex include the Goldex Mine and the milling complex, located on a property of approximately 267.78 hectares in the municipality of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde Mine. Gold mineralization at the Goldex Extension Zone, the focus of the Company's activities at the Goldex Mine, was discovered in 1989. In 2005, in light of increased gold prices and improved mining techniques, the Company reassessed the Goldex property and, in July 2005, the Company approved construction at the Goldex Mine and, in August 2008, the Goldex Mine commenced commercial production. As at December 31, 2007, the Goldex Mine's proven and probable reserves were 1.6 million ounces of gold contained in 23.1 million tonnes of ore grading 2.2 grams of gold per tonne (proven reserves of 0.25 million tonnes grading 2.2 grams of gold per tonne and probable reserves of 22.8 million tonnes grading 2.2 grams of gold per tonne). In addition, the Goldex property is estimated to contain an inferred resource of 11.9 million tonnes grading 2.4 grams of gold per tonne and an indicated resource of 0.3 million tonnes grading 2.8 grams of gold per tonne.

        Annual gold production at the Goldex Mine is expected to average 160,000 ounces over a mine life of approximately 10 years. Gold production in the third quarter of 2008 was 17,159 ounces (including 15,375 ounces after the start of commercial production) and for 2008 is expected to be approximately 60,000 ounces. The Goldex Mine is expected to reach its full production rate of 6,900 tonnes per day by the end of 2008. In 2009, the Goldex Mine is expected to produce 165,000 ounces of gold.

        The costs of bringing the Goldex Mine into production were $221 million. Capital expenditures at the Goldex Mine in 2008 were approximately $46.5 million, most of which was used for the completion of the mill and construction of the underground crushing and hoisting facility. No capital expenditures related to construction are planned at the Goldex Mine in 2009.

  The Kittila Mine

        The Kittila Mine is located approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittila, in northern Finland. Initial production at the Kittila Mine commenced in the fourth quarter of 2008. The Company's operations at the Kittila Mine include an open pit mine, a milling complex and a tailings facility situated on approximately 9,600 hectares of property with similar precambrian greenstone belt geology and topography to the Company's land package in the Abitibi region of Quebec. The Kittila Mine deposit is hosted by a north-south oriented shear zone containing multiple mineralized lenses, which have been traced over a strike length of 15 kilometres. Most of the exploration work has focused on the 4.5 kilometres which host the known gold reserves and resources.

        As at July 31, 2008, the Kittila Mine contained 3.0 million ounces of probable gold reserves from 18.2 million tonnes of ore grading 5.1 grams of gold per tonne. In addition, the Kittila Mine contains 5.4 million tonnes of indicated mineral resource grading 3.0 grams of gold per tonne and 15.7 million tonnes of inferred mineral resource grading 4.3 grams of gold per tonne.

        In June 2006, the Company initiated the construction of the Kittila Mine. The Kittila Mine achieved mechanical completion in the fourth quarter of 2008. The Kittila Mine is expected to produce 125,000 ounces of gold in 2009 and an average of 160,000 ounces of gold per year over its estimated mine life of 13 years.

  The Lapa Mine Project

        The Lapa mine project is a pre-production stage development property located approximately 11 kilometres east of the LaRonde Mine near Cadillac, Quebec, that was acquired from Breakwater Resources Ltd. in 2003. At December 31, 2007, the Lapa property contained approximately 1.1 million ounces of proven and probable reserves consisting of 3.8 million tonnes of ore grading 8.9 grams of gold per tonne. In addition, the Lapa mine project contains 0.9 million tonnes of indicated mineral resource grading 4.5 grams of gold per tonne and 0.8 million tonnes of inferred mineral resource grading 9.0 grams of gold per tonne.

        In July 2004, the Company initiated the sinking of a 1,370 metres deep production shaft, which was completed in October 2007. Lateral mine development on three horizons began in November 2007 and over 8,649 metres was completed by December 31, 2008.

        The estimated capital costs of bringing the Lapa mine project into production are $165 million, of which the Company incurred approximately $85 million in 2008 and expects to incur $17 million in 2009. The Company expects that initial production at the Lapa mine project will commence in mid-2009. Based on current estimates of mineral reserves and resources and grade, the Company anticipates a seven-year mine life, with full production levels of 120,000 ounces of gold annually by mid-2009. The Lapa site will host the underground mining operation and the ore will be trucked to the LaRonde processing facility, which will be modified to treat and recover the gold and store the residues. In 2009, the Lapa mine project is expected to produce approximately 55,000 ounces of gold.

  The Pinos Altos Project

        In March 2006, the Company acquired the Pinos Altos project in northern Mexico from Industrias Peñoles S.A. de C.V. The Pinos Altos property is made up of three blocks, the Madroño Concessions (which cover approximately 74% of the current mineral resource), the Pinos Altos Concession (which covers approximately 26% of the current mineral resource) and the Parreña Concessions. The assets comprising the Pinos Altos project acquired by the Company are: (i) an assignment of rights under contracts to explore and exploit the Madroño Concessions and the Pinos Altos Concession; (ii) the right to use up to 400 hectares of land owned by Madroño for mining installations for a period of 20 years after formal mining operations have been initiated; (iii) sole ownership of the Parreña Concessions; (iv) possession rights under Mexican law to a 13.3 hectare parcel of land; and (v) an assignment of an environmental impact statement authorization issued by Mexican environmental authorities.

        As at December 31, 2007, the Pinos Altos mine project was estimated to contain probable mineral reserves of 2.5 million ounces of gold and 73.1 million ounces of silver comprised of 24.7 million tonnes of ore grading 3.2 grams of gold per tonne and 92.2 grams of silver per tonne. In addition, the property has an indicated mineral resource of 6.2 million tonnes grading 1.4 grams of gold per tonne and 49.9 grams of silver per tonne and an inferred mineral resource of 12.2 million tonnes grading 1.4 grams of gold per tonne and 49.9 grams of silver per tonne. Over 90% of the Pinos Altos mineral resource is located in the Santo Niño vein, along a regional fault zone that holds a number of other known deposits in the area. This Santo Niño vein zone has thicknesses of up to 40 metres over a length of 600 metres and a vertical extent that can reach 700 metres or more. The deposit remains open to the west and at depth.

        In August 2007, the project received the necessary permit authorizations for construction and operation of a mine at Pinos Altos, including the Cambio de Uso de Suelo and Manifesto de los Impactos Ambientales approvals from the Mexican environmental agency ("SEMARNAT"). As of the end of 2007, the project was operating under these permits, and minor modifications to allow for future expansion of facilities were under review by SEMARNAT. Initial development of the underground mine, including more than 1,000 metres of lateral development, commenced in December 2007. During 2008, the major project activity included detailed engineering, procurement, further pre-production development of the underground mine, pre-production development of the surface mine, and civil and structural works related to the project and commencement of earthworks and construction of surface facilities. In addition, a scoping study is currently underway regarding a potential stand-alone mining operation at the Creston/Mascota deposit located in the northwest quadrant of the Pinos Altos property.

        In August 2007, on the basis of an independently reviewed feasibility study, the Company approved construction of a mine at Pinos Altos. Annual gold production is expected to average 165,000 ounces of gold with initial gold production occurring in the third quarter of 2009. In 2009, the Pinos Altos mine project is estimated to produce 42,000 ounces of gold. Capital costs of construction of the Pinos Altos mine project were approximately $152 million in 2008 and are estimated to be approximately $125 million in 2009. In addition, in 2008 the Company spent approximately $34 million dollars to purchase surface rights and to fund advance royalty payments at the Pinos Altos mine project.

  The Meadowbank Mine Project

        The Meadowbank mine project is a pre-production stage development property located in the Third Portage Lake area in the Kivalliq District of the Nunavut Territory of Northern Canada, approximately 70 kilometres north of Baker Lake. The Company acquired the Meadowbank mine project when it acquired Cumberland Resources Ltd. in April 2007. As at September 30, 2008, the Meadowbank mine project was estimated to contain probable mineral reserves of 3.4 million ounces of gold in 28.6 million tonnes of ore grading 3.7 grams of gold per tonne. In addition, the Meadowbank mine project has an indicated resource of 15.2 million tonnes of ore grading 2.2 grams of gold per tonne and an inferred resource of 3.4 million tonnes of ore grading 3.5 grams of gold per tonne. Initial gold production is currently anticipated to begin in the first quarter of 2010, with annual gold production estimated to average 350,000 ounces over an estimated mine life of nine years.

        During 2008, construction was completed on the 110-kilometre all-weather road from Baker Lake to the Meadowbank mine project and a permanent 350-person camp at the project. In addition, construction included work associated with the dykes around the Portage open pit and preparation of an airstrip. Capital expenditures at the Meadowbank mine project were approximately $325 million in 2008 and are expected to be $155 million in 2009.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

        All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

 CAPITALIZATION

        The following table sets forth the consolidated cash and short-term deposits and capitalization of the Company (i) as at September 30, 2008, and (ii) as at September 30, 2008 as adjusted to reflect the issuances of common shares, units and warrants described above under the heading "Prospectus Summary — Recent Developments".

	September 30, 2008
	Actual	As Adjusted(1)
	(unaudited, in thousands)
Cash and cash equivalents(2)(3)(4)	$112,209	$471,000

Long-term debt:
Bank Credit Facilities	$300,000	$300,000
Shareholders' equity:
Common Shares(2)(3)(4)
Authorized — unlimited; issued and outstanding — September 30, 2008 — 143,874,312; December 31, 2008 — 154,763,737	1,982,427	2,325,089
Warrants(3)	—	24,858
Stock Options(5)	36,995	36,995
Contributed Surplus	15,166	15,166
Retained Earnings	163,533	163,533
Accumulated other comprehensive loss	(34,554)	(34,554)

Total Shareholders' Equity	2,163,567	2,531,087

Total Capitalization	$2,463,567	$2,831,087

(1)
The numbers appearing in the "As Adjusted" column have been adjusted to reflect the issuance of common shares, units and warrants described in footnotes (2), (3) and (4) to this table and above under the headings "Prospectus Summary — Recent Developments — Private Placement of Flow-Through Common Shares", "Prospectus Summary — Recent Developments — Private Placement of Units" and "Prospectus Summary — Recent Developments — Placement of Common Shares".

(2)
In October 2008, the Company issued 779,250 flow-through common shares for net proceeds of approximately C$54.5 million ($43.5 million). See "Prospectus Summary — Recent Developments — Private Placements of Flow-Through Common Shares".

(3)
On December 3, 2008, the Company issued 9,200,000 units to institutional and accredited investors for net proceeds of $289.8 million. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time over the five-year term of the warrant. In addition, in consideration for the lead purchaser's purchase commitment, the Company issued 4,000,000 common share purchase warrants with the same terms to the lead purchaser. See "Prospectus Summary — Recent Developments — Private Placements of Units".

(4)
On December 19, 2008, the Company issued 900,000 common shares to entities related to a current institutional investor under a prospectus supplement to the Company's base shelf prospectus dated December 14, 2006 for net proceeds of approximately $34 million. See "Prospectus Summary — Recent Developments — Placement of Common Shares".

(5)
As at September 30, 2008, there were 4,739,215 common shares issuable under stock options for directors, officers and employees of the Company (January 2, 2009 — 7,004,440).

 MARKET FOR SECURITIES

        The outstanding common shares of the Company are listed on the NYSE and on the TSX under the symbol "AEM". The following table sets forth, for the periods indicated, the reported high, low and closing prices (in C$) and volume traded on the TSX.

Month	High	Low	Close	Volume
January 2008	64.54	54.00	63.57	26,998,817
February 2008	69.00	58.80	68.00	15,832,097
March 2008	82.80	65.60	69.62	26,085,980
April 2008	77.11	59.16	63.25	18,733,571
May 2008	72.58	60.61	70.35	13,675,282
June 2008	76.49	63.30	76.49	18,648,013
July 2008	80.74	54.25	56.10	22,230,857
August 2008	62.38	47.06	60.95	21,185,138
September 2008	69.58	46.66	58.10	34,467,349
October 2008	62.00	26.60	33.26	38,594,113
November 2008	48.59	31.95	48.59	29,432,612
December 2008	63.15	33.00	62.77	30,562,939
January 2009 (to January 12, 2009)	64.24	55.34	56.31	8,465,831

        The following table sets forth, for the periods indicated, the reported high, low and closing prices (in $) and volume traded on NYSE.

Month	High	Low	Close	Volume
January 2008	65.04	52.81	63.08	74,189,774
February 2008	70.55	58.41	68.80	50,256,051
March 2008	83.45	63.99	67.71	81,118,684
April 2008	76.17	58.49	62.45	54,054,854
May 2008	73.24	59.37	70.69	41,321,968
June 2008	75.03	61.87	74.37	60,690,460
July 2008	80.79	52.95	54.65	74,963,388
August 2008	59.70	44.01	57.24	82,900,008
September 2008	67.39	43.30	55.07	119,854,670
October 2008	58.41	20.87	27.65	132,663,322
November 2008	37.82	24.90	37.66	96,775,650
December 2008	52.00	24.51	51.33	103,448,749
January 2009 (to January 12, 2009)	52.91	45.48	46.07	34,909,990

DESCRIPTION OF EXISTING INDEBTEDNESS

Bank Credit Facilities

        The Company entered into a credit agreement on January 10, 2008 (the "First Credit Facility") with a group of financial institutions providing for a $300 million unsecured revolving bank credit facility that replaced the Company's previous secured revolving bank credit facility. The facility matures and all indebtedness thereunder is due and payable on January 10, 2013. The Company, with the consent of lenders representing at least 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for additional one-year terms. The First Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from zero to 0.60% depending on certain financial ratios and through LIBOR advances, bankers' acceptances and letters of credit, priced at the applicable rate plus a margin that ranges from 1.00% to 1.60% depending on the financial ratios. The lenders under the First Credit Facility are each paid a standby fee at a rate that ranges from 0.375% to 0.55% of the undrawn portion of the facility, depending on the financial ratios. Payment and performance of the Company's obligations under the First Credit Facility are guaranteed by certain material subsidiaries of the Company (the "Guarantors" and, together with the Company, each an "Obligor").

        The Company entered into a credit agreement on September 4, 2008 (the "Second Credit Facility") with a group of financial institutions providing for a $300 million unsecured revolving bank credit facility on substantially the same terms as the First Credit Facility. The facility matures and all indebtedness thereunder is due and payable on September 3, 2010. The Second Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from zero to 0.60% depending on certain financial ratios and through LIBOR advances and bankers' acceptances, priced at the applicable rate plus an applicable margin that ranges from 1.00% to 1.60% depending on the financial ratios. The lenders under the Second Credit Facility are each paid a standby fee at a rate that ranges from 0.375% to 0.55% of the undrawn portion of the facility, depending on the financial ratios. Payment and performance of the Company's obligations under the Second Credit Facility are guaranteed by the Guarantors. In connection with entering into the Second Credit Facility, on September 4, 2008, the First Credit Facility was amended to, among other things, deem the Second Credit Facility to be a "permitted debt" under the First Credit Facility.

        The Second Credit Facility contains restrictive covenants and events of default identical to those in the First Credit Facility. The Company is also required to maintain the same financial ratios as well as the same minimum tangible net worth under both facilities. Both facilities require the Company to utilize funds available under the First Credit Facility and the Second Credit Facility on a pro rata basis (excluding funds advanced under the First Credit Facility by way of letters of credit or swing line advances) such that at any time the amount outstanding under either the First Credit Facility or Second Credit Facility, as a percentage of the aggregate amount available under such facility, does not differ by more than 10 percentage points of the amount outstanding under the other Credit Facility, as a percentage of the amount available thereunder.

        The facilities contain covenants that restrict, among other things, the ability of an Obligor to:

  •
  incur additional indebtedness;

  •
  pay or declare dividends or make other restricted distributions or payments in respect of any shares of the Company's equity securities after a default or an event of default that is continuing;

  •
  make sales or other dispositions of material assets;

  •
  create liens on its existing or future assets;

  •
  enter into transactions with affiliates other than the Obligors, except on arm's length terms;

  •
  make any loans to or investments in businesses other than those related to mining or a business ancillary or complementary to mining;

  •
  amalgamate or otherwise transfer its assets; and

  •
  carry on business other than those related to mining or a business ancillary or complementary to mining.

        The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Events of default under the facilities include, among other things:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by the Company of any financial covenant;

  •
  the breach by any Obligor of any other term, covenant or other agreement that is not cured within 30 business days after written notice of the breach has been given to the Company;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more;

  •
  a change in control of the Company which is defined to occur upon (a) the acquisition, directly or indirectly, by any means whatsoever, by any person, or group of persons acting jointly or in concert,

    (collectively, an "offeror") of beneficial ownership of, or the power to exercise control or direction over, or securities convertible or exchangeable into, any securities of the Company carrying in aggregate (assuming the exercise of all such conversion or exchange rights in favour of the offeror) more than 50% of the aggregate votes represented by the voting stock then issued and outstanding or otherwise entitling the offeror to elect a majority of the board of directors of the Company, or (b) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the board of directors of the Company, or the election or appointment of new directors comprising one-half or more of the total number of members of the board of directors in office immediately following such election or appointment; unless, in any such case, the nomination of such directors for election or their appointment is approved by the board of directors of the Company in office immediately preceding such nomination or appointment in circumstances where such nomination or appointment is made other than as a result of a dissident public proxy solicitation, whether actual or threatened; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

        As at January 12, 2009 there was approximately $258 million in the aggregate drawn under the First Credit Facility and Second Credit Facility, including $58 million in letters of credit.

        For the year ended December 31, 2007, interest expense was $3.3 million (2006 — $2.9 million; 2005 — $7.8 million), of which cash payments were $2.4 million (2006 — $4.2 million; 2005 — $8.3 million). In 2007, cash interest on the facility was nil (2006 — nil; 2005 — nil) and cash standby fees on the facility were $2.3 million (2006 — $1.3 million; 2005 — $1.2 million). In 2007, no interest (2006 — $0.3 million; 2005 — $2.5 million) was capitalized to construction in progress. The Company's weighted average interest rate on all of its debt for the year ended December 31, 2007 was nil (2006 — nil; 2005 — 7.9%).

EARNINGS COVERAGE

        In accordance with the requirements of the Canadian Securities Administrators, the following consolidated earnings coverage ratios have been calculated for the 12-month periods ended September 30, 2008 and December 31, 2007 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof since those dates. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and interest requirements do not give effect to the issuance of any debt securities that may be issued pursuant to this prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not currently known. The information presented herein for the 12-month period ended September 30, 2008 is based on unaudited financial information.

	12 Months Ended September 30, 2008	12 Months Ended December 31, 2007
Interest requirements(1)	$4,701	$3,294
Earnings before interest expense and taxes(1)	$134,725	$162,572
Earnings coverage	28.7	49.4

Note:

(1)
In thousands of US dollars.

        If the Company offers any debt securities having a term to maturity in excess of one year under this prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

 DESCRIPTION OF SHARE CAPITAL

Common Shares

        The authorized capital of the Company consists of an unlimited number of common shares, of which 154,888,718 were issued and outstanding as of January 12, 2009. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights.

DIVIDEND POLICY

        The Company's policy is to pay annual dividends on its common shares and, on December 11, 2008, the Company announced that it had declared a dividend of C$0.18 per common share payable on March 27, 2009. In 2008, the dividend paid was C$0.18 per common share, in 2007, the dividend paid was C$0.12 per common share and in 2006, the dividend paid was C$0.03 per common share, unchanged since 2003. Although the Company expects to continue paying an annual cash dividend, future dividends will be at the discretion of the Company's Board of Directors and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's bank credit facilities each contain covenants that restrict the Company's ability to declare or pay dividends if a default under the facility has occurred or would result from the declaration or payment of the dividend.

DESCRIPTION OF DEBT SECURITIES

General

        The Company may issue debt securities in one or more series under an indenture that it will enter into with one or more trustees that will be described in the Prospectus Supplement for the debt securities. The following summary describes certain provisions of the indenture, although it does not purport to be complete and is subject to and is qualified in its entirety by reference to the indenture. The terms of debt securities the Company offers may differ from the general information provided below. Prospective investors should rely only on information in the Prospectus Supplement if it is different from the following information.

        The Company may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

        References to the "Company" in this description of debt securities mean Agnico-Eagle Mines Limited but not any of its subsidiaries.

        The indenture will not limit the amount of debt securities the Company can issue under the indenture and will not limit the amount of other indebtedness the Company may incur. The Company may issue debt securities from time to time in separate series.

        The Prospectus Supplement for any series of debt securities the Company offers will describe the specific terms of the debt securities and may include any of the following:

  •
  the designation of the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities;

  •
  the percentage of the principal amount at which the debt securities will be issued;

  •
  whether payment on the debt securities will be senior or subordinated to its other liabilities and obligations;

  •
  the ranking of the debt securities;

  •
  whether the payment of the debt securities will be secured by any of the Company's assets or by any other person;

  •
  the dates on which the Company may issue the debt securities and the date or dates on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable on a declaration of acceleration of maturity;

  •
  whether the debt securities will bear interest, the interest rate or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments;

  •
  the place or places the Company will pay interest and the place or places where debt securities can be presented for registration of transfer or exchange;

  •
  whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether the Company will have the option to redeem the debt securities rather than pay the additional amounts;

  •
  whether the Company may redeem the debt securities at its option;

  •
  whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking fund or other provisions, or at the option of a holder;

  •
  the denominations in which the Company will issue the debt securities;

  •
  the currency in which the Company will make payments on the debt securities and whether payments will be payable with reference to any index or formula;

  •
  whether the Company will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether the Company will issue the debt securities as bearer securities or only in registered form;

  •
  any changes or additions to events of default or covenants;

  •
  any changes or additions to the provisions for defeasance described under "Defeasance" below;

  •
  whether the holders of any series of debt securities have special rights if specified events occur;

  •
  any restrictions on the transfer or exchange of the debt securities;

  •
  the terms for any conversion or exchange of the debt securities for any other securities;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;

  •
  material tax (Canadian and U.S.) consequences of owning the debt securities; and

  •
  any other terms of the debt securities.

        Unless stated otherwise in the applicable Prospectus Supplement, no holder will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or there is a change of control of the Company.

        The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe in the applicable Prospectus Supplement, any Canadian and United States federal income tax consequences and other special considerations.

        The Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

        Unless stated otherwise in the applicable Prospectus Supplement, the Company will issue debt securities only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000. In addition, all or a portion of the debt securities of any series may be issued in permanent registered global form which will be exchangeable for definitive debt securities only under certain conditions. The applicable Prospectus Supplement may indicate the denominations to be issued, the procedures for payment of interest and principal and other matters. No service charge will be made for any registration of transfer or exchange of the debt securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these transactions.

Ranking

        The debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable Prospectus Supplement. If the debt securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Company reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

Payment and Transfer

        Unless stated otherwise in the Prospectus Supplement, the Company will make payments of principal of (and premium, if any, on) debt securities of a particular series in the designated currency against surrender of the debt securities at the office of the paying agent the Company designates from time to time. Unless stated otherwise in the applicable Prospectus Supplement, the Company will make payment of any instalment of interest on debt securities to the persons in whose names the debt securities are registered on the close of business on the day or days specified by the Company. Unless otherwise indicated in the applicable Prospectus Supplement, payments of interest will be made, at the Company's option:

  •
  at the corporate trust office of the paying agent that the Company designates from time to time;

  •
  by electronic funds transfer to an account that the holder designates from time to time; or

  •
  by a cheque in the designated currency mailed to each holder at the relevant holder's registered address.

        Holders may transfer or exchange fully registered debt securities at the corporate trust office of the trustee or at any other office or agency the Company maintains for these purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

        The Company may issue debt securities of a series in the form of one or more global securities which will be deposited with a depositary, or its nominee, identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Merger, Amalgamation or Consolidation

        The indenture will generally permit the Company to amalgamate or consolidate with or merge into any other person, and to transfer or dispose of substantially all of its assets, so long as the resulting person is a Canadian or U.S. entity and assumes the Company's obligations on the debt securities and under the indenture and the Company or such successor person will not be in default under the indenture immediately after the transaction.

        If the resulting person assumes the Company's obligations, subject to certain exceptions, the Company will be relieved of those obligations.

Events of Default

        When the Company uses the term "event of default" in the indenture, it will mean, in respect of a series of debt securities:

  •
  the Company fails to pay principal or any premium on any debt security of that series when it is due;

  •
  the Company fails to pay interest on any debt security of that series for 30 days;

  •
  the Company fails to comply with any of its other agreements relating to the debt securities or the indenture for 60 days after written notice by the trustee or by holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

  •
  certain events involving its bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for that series of debt securities.

        The Prospectus Supplement for a series of debt securities may include additional events of default or changes to the events of default described above. The trustee will give notice within a reasonable time (not exceeding 30 days) to the holders of debt securities of any default unless it determines in good faith the withholding of such notice is in the best interests of the holders, collectively, and so advises the Company in writing.

        A default under one series of debt securities will not necessarily be a default under another series.

        If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series may require the Company to repay immediately:

  •
  the entire principal of the debt securities of the series; or

  •
  if the debt securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

        If an event of default relates to events involving the Company's or a material subsidiary's bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. In either case, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind the accelerated payment requirement.

        Other than its duties in case of a default, the trustee will not be obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred on the trustee, for any series of debt securities.

        The Company will be required to furnish to the trustee a statement annually as to its compliance with all conditions and covenants under the indenture and, if the Company is not in compliance, it must specify any defaults.

Defeasance

        When the Company uses the term "defeasance", it means discharge from some or all of its obligations under the indenture. If the Company deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at its option:

  •
  the Company will be discharged from its obligations with respect to the debt securities of that series; or

  •
  the Company will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to the Company.

        If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

        Unless stated otherwise in the Prospectus Supplement, in order to exercise its defeasance option, the Company will be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for Canadian federal or Canadian provincial income tax purposes (and any other jurisdiction specified for this purpose in the Prospectus Supplement). The Company also will be required to deliver a certificate of an officer of the Company and an opinion of counsel, each stating that all of the conditions precedent provided for relating to defeasance have been satisfied. In addition, other conditions must be met before the Company may exercise its defeasance option.

Modification and Waiver

        The Company may modify the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

  •
  reduce the percentage of the unpaid principal amount of any series whose holders must consent to any amendment or waiver under the indenture or which may otherwise require notice, information or action or effect any action, or modify the provisions in the indenture relating to amendment or waiver;

  •
  reduce the amount of, or change the currency of payment of or to delay the time of any payments (whether of principal, premium, interest or otherwise) to be made to the holders of debt securities of any series;

  •
  change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder of debt securities of any series is entitled under the indenture;

  •
  make any change that adversely affects the redemption, conversion or exchange rights of holders of debt securities of any series;

  •
  make any change that would result in the issuer being required to make any deduction or withholding from payments to be made to holders of debt securities of any series; or

  •
  impair the right of holders to institute a suit to enforce their rights to payment.

        The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all outstanding debt securities of that series waive, only insofar as that series is concerned, any prospective or existing defaults under the indenture and the Company's compliance with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

        The Company may modify the indenture without the consent of the holders to:

  •
  cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not adversely affect the rights of any holder of debt securities;

  •
  provide for the assumption by a successor of the Company's obligations under the indenture;

  •
  give effect to certain directions of the holders;

  •
  change or eliminate any provisions where the change takes effect when there are no debt securities outstanding under the indenture;

  •
  provide for uncertificated debt securities in addition to certificated debt securities, as long as those uncertificated debt securities are in registered form for United States federal income tax purposes;

  •
  make any change to maintain the qualification of the indenture under the United States Trust Indenture Act of 1939, as amended, or to comply with applicable laws;

  •
  add to the Company's covenants or the Company's obligations under the indenture for the protection of holders of debt securities;

  •
  surrender any right, power or option conferred by the indenture on the Company; or

  •
  in any other manner that would not adversely affect the rights of holders of outstanding securities.

The Trustee

        The trustee under the indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

        The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Company. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

DESCRIPTION OF WARRANTS

        The Company may issue warrants to purchase debt securities or common shares. The Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale. Unless the Prospectus Supplement otherwise indicates, warrants will be issued under one or more indentures that the Company will enter into with a warrant trustee or trustees who will be named in the Prospectus Supplement.

        The following sets forth certain general terms and provisions of the warrants offered under this prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to these warrants, will be set out in the applicable Prospectus Supplement.

        The Prospectus Supplement relating to any warrants the Company offers will describe the warrants and include specific terms relating to the offering. The Prospectus Supplement will include some or all of the following:

  •
  the designation and aggregate number of warrants offered;

  •
  the currency or currencies in which the warrants will be offered;

  •
  the designation, number and terms of the common shares or debt securities purchasable on exercise of the warrants, and procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants;

  •
  whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  material Canadian and United States tax consequences of owning the warrants; and

  •
  any other material terms of the warrants.

        Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

        The Company may amend the warrant indenture(s) and the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding warrants, as a group.

PLAN OF DISTRIBUTION

        The Company may sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities, and the proceeds to the Company from the sale of the Securities. A Prospectus Supplement may provide that the Securities sold thereunder will be "flow-through" securities.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreement to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and US securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

        Except as set out in a Prospectus Supplement relating to a particular offering of Securities in connection with any offering of Securities, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

EXPERTS

        None of Francois Blanchet, Dyane Duquette, Normand Bedard, Daniel Doucet or Marc Legault (the "Technical Advisors"), each being a person who has prepared information relating to the Company's mineral properties, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the Technical Advisors beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company. Information relating to the Company's mineral properties in this prospectus and the documents incorporated by reference herein has been prepared by, or derived from reports prepared by, the Technical Advisors and has been included in reliance on such persons' expertise. Each of the Technical Advisors is currently employed by the Company and Marc Legault is the Vice President, Project Development of the Company. Other than Mr. Legault, none of the Technical Advisors is currently expected to be elected or appointed as a director or officer of the Company or of any associate or affiliate of the Company.

        The auditors of the Company are Ernst & Young LLP, Chartered Accountants, of Toronto, Ontario. Ernst & Young LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board. Ernst & Young LLP is registered with the Public Company Accounting Oversight Board. The audited consolidated financial statements of the Company as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 have been audited by Ernst & Young LLP and are incorporated by reference herein in reliance on their report given their authority as experts in accounting and auditing.

LEGAL MATTERS

        Certain legal matters in connection with the Securities offered hereby will be passed on for the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and New York, New York. At the date hereof, partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than 1% of any securities of the Company or any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Company are Ernst & Young LLP of Toronto, Ontario. The registrar and transfer agent for the Company's common shares is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus:

  (a)
  the Company's Annual Information Form filed on March 28, 2008 on SEDAR consisting of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007;

  (b)
  the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 together with the auditors' report thereon dated March 14, 2008;

  (c)
  management's discussion and analysis of financial condition and results of operation of the Company for the year ended December 31, 2007;

  (d)
  unaudited consolidated financial statements of the Company as at September 30, 2008 and for the three and nine months ended September 30, 2008 and 2007 and related management's discussion and analysis of results of operations of the Company for the three and nine months ended September 30, 2008 and 2007;

  (e)
  the Management Proxy Circular filed on March 28, 2008 on SEDAR prepared in connection with the Company's annual and special meeting of shareholders on May 9, 2008;

  (f)
  the material change report of the Company dated December 1, 2008 relating to the private placement described above under "Prospectus Summary — Recent Developments — Private Placement of Units"; and

  (g)
  the material change report of the Company dated December 22, 2008 relating to the issuance of 900,000 Common Shares described above under "Prospectus Summary — Recent Developments — Placement of Common Shares".

        All documents of the type referred to above, and any material change reports (excluding confidential material change reports) and any business acquisition reports, filed by the Company with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to the termination of the distribution under this prospectus shall be deemed to be incorporated by reference into this prospectus.

        To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 20-F, 40-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus forms a part. In addition, the Company may incorporate by reference into this prospectus documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934. The Company's U.S. filings are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and may be accessed at www.sec.gov.

        Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Administrators during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 400, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone (416) 947-1212). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Agnico-Eagle Mines Limited at the above-mentioned address and telephone number.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and shall be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

 AVAILABLE INFORMATION

        The Company has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the securities offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the securities offered in this prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed and exhibits to the registration statement. Each such statement is qualified in its entirety by such reference.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is incorporated under the laws of the Province of Ontario, Canada. The majority of the Company's directors and officers and certain of the experts named in this prospectus are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of each of the Technical Advisors; and the powers of attorney from directors. A copy of the form of debt and warrant indentures will be filed by post-effective amendment or incorporated by reference by documents filed or furnished with the SEC under the Securities Exchange Act of 1934.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the BUSINESS CORPORATIONS ACT (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant's request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or such other corporation on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Further, the Registrant may, with court approval, indemnify a person described above in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the Registrant, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled conditions (i) and (ii) above.

        In accordance with the BUSINESS CORPORATIONS ACT (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant's request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the BUSINESS CORPORATIONS ACT (Ontario).

        Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

5

EXHIBITS

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
4.1	Registrant's Annual Information Form dated March 14, 2008 consisting of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2008 (the "2007 Annual Report").
4.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 together with the auditors' report thereon dated March 14, 2008, incorporated herein by reference to the 2007 Annual Report.
4.3	Management's discussion and analysis of financial condition and results of operation of the Company for the year ended December 31, 2007, incorporated herein by reference to the 2007 Annual Report.
4.4
Unaudited consolidated financial statements of the Registrant as at September 30, 2008 and for the three and nine months ended September 30, 2008 and 2007 and related management's discussion and analysis of results of operations of the Company for the three and nine months ended September 30, 2008 and 2007, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 12, 2008.
4.5
Management Proxy Circular prepared in connection with the Company's annual and special meeting of shareholders on May 9, 2008, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 28, 2008.
4.6
Material change report of the Company dated December 1, 2008 relating to the CPP Transaction, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on December 3, 2008.
4.7
Material change report of the Company dated December 22, 2008 relating to the issuance of 900,000 common shares, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on January 13, 2009.
5.1	Consent of Francois Blanchet.*
5.2	Consent of Dyane Duquette.*
5.3	Consent of Normand Bedard.*
5.4	Consent of Daniel Doucet.*
5.5	Consent of Marc Legault.*
5.6	Consent of Ernst & Young LLP.*
6.1	Powers of Attorney, included as part of signature.

*
Filed herewith.

6

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process

        Concurrently with the filing of this Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

7

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Province of Ontario, Country of Canada, on this 13th day of January, 2009.

AGNICO-EAGLE MINES LIMITED
By:	/s/ DAVID GAROFALO
	Name:	David Garofalo
	Title:	Senior Vice-President, Finance, Chief Financial Officer and Director

        Each person whose signature appears below constitutes and appoints Sean Boyd, David Garofalo, Mel Leiderman and Bernard Kraft, and each of them, such of whom may act without the joinder of the others, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on this 13th day of January, 2009.

Name	Title

/s/ SEAN BOYD Sean Boyd	Vice Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ DAVID GAROFALO David Garofalo	Senior Vice-President, Finance, Chief Financial Officer and Director (Principal Financial and Accounting Officer)
/s/ JAMES D. NASSO James D. Nasso	Chairman of the Board
/s/ LEANNE M. BAKER Leanne M. Baker	Director Authorized U.S. Representative
/s/ DOUGLAS R. BEAUMONT Douglas R. Beaumont, P. Eng.	Director
/s/ BERNARD KRAFT Bernard Kraft, C.A.	Director
/s/ MEL LEIDERMAN Mel Leiderman, C.A., TEP	Director
/s/ EBERHARD SCHERKUS Eberhard Scherkus, P. Eng.	President and Chief Operating Officer and Director
/s/ HOWARD STOCKFORD Howard Stockford, P. Eng.	Director
/s/ PERTTI VOUTILAINEN Pertti Voutilainen	Director
/s/ CLIFFORD J. DAVIS Clifford J. Davis	Director
/s/ J. MERFYN ROBERTS J. Merfyn Roberts	Director

8

 EXHIBITS INDEX

Exhibit No.	Description
4.1	Registrant's Annual Information Form dated March 14, 2008 consisting of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2008 (the "2007 Annual Report").
4.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 together with the auditors' report thereon dated March 14, 2008, incorporated herein by reference to the 2007 Annual Report.
4.3	Management's discussion and analysis of financial condition and results of operation of the Company for the year ended December 31, 2007, incorporated herein by reference to the 2007 Annual Report.
4.4
Unaudited consolidated financial statements of the Registrant as at September 30, 2008 and for the three and nine months ended September 30, 2008 and 2007 and related management's discussion and analysis of results of operations of the Company for the three and nine months ended September 30, 2008 and 2007, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on November 12, 2008.
4.5
Management Proxy Circular prepared in connection with the Company's annual and special meeting of shareholders on May 9, 2008, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 28, 2008.
4.6
Material change report of the Company dated December 1, 2008 relating to the CPP Transaction, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on December 3, 2008.
4.7
Material change report of the Company dated December 22, 2008 relating to the issuance of 900,000 common shares, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on January 13, 2009.
5.1	Consent of Francois Blanchet.*
5.2	Consent of Dyane Duquette.*
5.3	Consent of Normand Bedard.*
5.4	Consent of Daniel Doucet.*
5.5	Consent of Marc Legault.*
5.6	Consent of Ernst & Young LLP.*
6.1	Powers of Attorney, included as part of signature.

*
Filed herewith.

9

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
TABLE OF CONTENTS
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
PROSPECTUS SUMMARY
The Company
Recent Developments
FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
USE OF PROCEEDS
CAPITALIZATION
MARKET FOR SECURITIES
DESCRIPTION OF EXISTING INDEBTEDNESS
EARNINGS COVERAGE
DESCRIPTION OF SHARE CAPITAL
DIVIDEND POLICY
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertaking
  Item 2. Consent to Service of Process
SIGNATURES
EXHIBITS INDEX